EXHIBIT 99.1

Elbit Vision Systems Announces Closing of $250,000 Private Placement

CAESAREA, Israel, July 14, 2014 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), announces the closing on July 10, of a non-brokered private placement with SMD Advanced Technologies Ltd. ("SMD") an Israeli private company controlled by Mr. Yaacov Kotlicki.

Pursuant to the private placement agreement, SMD will invest $250,000 in the Company in three tranches in consideration for an aggregate of 4,166,667 ordinary shares of the Company. The first tranche of $150,000 was paid upon the closing of the transaction in consideration for the issuance of 2,500,000 ordinary shares and a three year warrant to purchase up to 1,250,000 ordinary shares of the Company, for an aggregate exercise price of up to $100,000.

The remaining tranches are due to be paid within no more than nine months of the closing of the transaction, subject to the Company achieving certain business milestones. Upon the achievement of each milestone, (i) SMD shall invest an additional $50,000 in consideration for the issuance of 833,333 ordinary shares and (ii) the Company shall issue a three year warrant to purchase up to 416,667 ordinary shares for an aggregate exercise price of up to $33,333.36. Should the Company fail to achieve a milestone, SMD shall remain entitled to invest all or part of the applicable tranche, and receive a pro rata portion of the applicable warrant.

Immediately following payment of the first tranche investment, including the previously held personal holdings of Mr. Kotlicky in the Company, SMD will hold directly or indirectly, approximately 5.1% of the outstanding share capital of the Company (not including the shares issuable under the warrant). Assuming payment of the remaining tranches and exercise of all the warrants, Mr. Kotlicky will hold directly or indirectly, approximately 9.2% of the outstanding share capital of the Company.

SMD shall be entitled to appoint a non-voting observer to the Company's board of directors provided it holds at least 5% of the issued and outstanding shares of the Company.

Sam Cohen, CEO of EVS commented, "We are very happy to welcome SMD led by Mr. Yaacov Kotlicki into the EVS family. Mr. Kotlicki brings us a wealth of experience in growing technology companies and in managing turnarounds. We are greatly looking forward to receiving the benefits of his knowledge and assistance."

Yaacov Kotlicki, CEO and Chairman of SMD said, "I see much untapped growth potential at EVS and I look forward to partnering with management, aiding the Company's growth and development over the coming months and years."

The securities offered and sold in the above referenced private placement financing have not been registered under the Securities Act of 1933, as amended (the "U.S. Securities Act"), or state securities laws and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration with the Securities and Exchange Commission or an applicable exemption from registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

About SMD Advanced Technologies:

SMD Advanced Technologies Ltd. is a private company, domiciled in Israel, controlled by Mr. Yaacov Kotlicki. Yaacov Kotlicki, an Electronic Engineer, founded the Visonic Group which develops and produces one of the most advanced alarm systems in the world. He founded the Visonic Group 40 years ago and sold it to Tyco International in 2011 at a Company valuation of around $100m with approximately 500 employees and sales in more than 100 countries.

This press release and other releases are available on www.evs.co.il.

Safe Harbor Statement

This press release contains forward-looking statements. The words "believe," "expect," "intend," "will," "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com